EXHIBIT 99.1

FLNG Gimi Force Majeure claim

Gimi MS Corp. (the “Company”), a subsidiary of Golar LNG Ltd (Nasdaq: GLNG), received written notification of a force majeure claim (the “Notice”) from BP Mauritania Investments Ltd (“BP”) under the Lease and Operate Agreement, dated February 26, 2019, between the Company and BP (the “Agreement”), relating to the Greater Tortue Ahmeyim project.

The Notice received from BP claims that due to the recent outbreak of the novel coronavirus (COVID-19) around the globe, BP is not able to be ready to receive the floating liquefied natural gas facility “GIMI” on the target connection date in 2022.

BP estimates at this stage that the consequential delay caused by the claimed force majeure event is in the order of one year and that it is not currently possible to mitigate or shorten this delay. Golar has asked BP to clarify how a force majeure event discovered as recently as the end of March 2020 could immediately impact the schedule by an estimated one year.

Based on the information received as of today the Company is engaging in clarification and an active dialogue with BP to establish the duration of the delay and the extent to which this has been caused by the claimed force majeure event. However, in anticipation of a potential delay, the Company has commenced discussions with its main building contractor, Keppel Shipyard Limited (“Keppel”), to re-schedule activities in order to reduce and reprofile its capital spending commitments for 2020 and 2021.

The Company is evaluating the Notice and reserves all of its rights under the Agreement.

Hamilton, Bermuda

April 7, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan